AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 SEPTEMBER 2021
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
JPY 100 million 'Integrate Africa' Callable Capped PRDC Notes	Borrowing	15-Jul-21	05-Aug-21	01-Aug-51	JPY 100.00	Daiwa Capital Markets
USD 2.75 billion Global Bond	Borrowing	15-Jul-21	22-Jul-21	22-Jul-26	USD 2,750.00	Bank of America/Citi/Deutsche Bank/Nomura/Wells Fargo
CNH 641 million Fixed Rate Notes	Borrowing	16-Jul-21	26-Jul-21	01-Aug-23	CNH 638.49	Toronto Dominion
BRL 72 million Zero Coupon Deep Discount Notes	Borrowing	27-Jul-21	26-Aug-21	29-Aug-28	BRL 44.96	Credit Agricole Corporate & Investment Bank
JPY 100 million 'Light up and Power Africa' Callable Capped PRDC Notes	Borrowing	10-Aug-21	25-Aug-21	01-Aug-51	JPY 100.00	Daiwa Capital Markets
NZD 26 million 'Light up and Power Africa' Fixed Rate Notes	Borrowing	12-Aug-21	02-Sep-21	02-Sep-31	NZD 26.00	Barclays
NZD 26 million 'Feed Africa' Fixed Rate Notes	Borrowing	12-Aug-21	02-Sep-21	02-Sep-31	NZD 26.00	Barclays
NZD 26 million 'Industrialize Africa' Fixed Rate Notes	Borrowing	12-Aug-21	02-Sep-21	02-Sep-31	NZD 26.00	Barclays
NZD 26 million 'Integrate Africa' Fixed Rate Notes	Borrowing	12-Aug-21	02-Sep-21	02-Sep-31	NZD 26.00	Barclays
NZD 26 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	12-Aug-21	02-Sep-21	02-Sep-31	NZD 26.00	Barclays
GBP 100 million Fixed Rate Notes _Tap 1	Borrowing	16-Aug-21	23-Aug-21	22-Jun-26	GBP 100.00	BMO / TD Securities
AUD 100 million Kangaroo Fixed Rated Notes Tap 9	Borrowing	17-Aug-21	24-Aug-21	02-Jun-26	AUD 100.00	ANZ
EUR 25 million Callable Fixed Rate Notes	Borrowing	19-Aug-21	26-Aug-21	01-Aug-56	EUR 25.00	JP Morgan
AUD 10 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes _Tap 1	Borrowing	23-Aug-21	31-Aug-21	25-Jun-40	AUD 10.00	Nomura
USD 7 million BWP Linked Notes	Borrowing	02-Sep-21	09-Sep-21	09-Sep-23	USD 7.00	Standard Chartered Bank
ZAR 3 billion Zero Coupon Deep Discount Notes	Borrowing	09-Sep-21	16-Sep-21	16-Sep-51	ZAR 210.00	BNP Paribas
SEK 2 billion Fixed Rate Social Bond	Borrowing	10-Sep-21	17-Sep-21	17-Sep-26	SEK 2,000.00	Swedbank
MXN 91 million "Improve the Quality of Life for the People of Africa'' Fixed Rate Notes	Borrowing	15-Sep-21	28-Oct-21	10-Nov-26	MXN 91.00	Tokai Tokyo
IDR 20 billion 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	22-Sep-21	29-Nov-21	30-Nov-26	IDR 20,000.00	Credit Agricole Corporate & Investment Bank
USD 75 million Fixed Rates Notes	Borrowing	24-Sep-21	02-Nov-21	02-Nov-26	USD 75.00	CastleOak
AUD 50 million 'Integrate Africa' Fixed Rate Notes	Borrowing	28-Sep-21	08-Oct-21	20-Jun-31	AUD 50.00	Citigroup Global Market
AUD 25 million Kangaroo Green Bond_Tap 2	Borrowing	29-Sep-21	07-Oct-21	15-Dec-31	AUD 25.00	BNP Paribas
USD 50 million "Improve the Quality of Life for the People of Africa'' Fixed Rate Notes	Borrowing	30-Sep-21	08-Oct-21	01-Nov-25	USD 50.00	Wells Fargo Bank

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
IDR 40 billion Fixed Rate Notes	15-May-17	5-Jul-17	6-Jul-21	IDR 40,000.00
USD 200mm 2.310% Fixed Rate SRI Notes (Infrastructure Bond)	03-Jul-14	14-Jul-14	14-Jul-21	USD 200.00
ZAR 24 million 'Improve the Quality of Life for the people of Africa' Fixed Rate Notes	01-Jul-17	13-Jul-17	14-Jul-21	ZAR 24.00
INR 60 million 'Improve the Quality of Life for the people of Africa' Fixed Rate Notes	01-Jul-17	13-Jul-17	14-Jul-21	INR 60.00
US$ 1bn Global Bond	19-Jul-16	26-Jul-16	26-Jul-21	USD 1,000.00
INR 92 million Notes 'Improve the Quality of Life for the People of Africa'	19-Jun-18	26-Jul-18	27-Jun-21	INR 92.00
USD 38.65 million, Fixed Rate Notes 2	08-Mar-17	22-Mar-17	30-Jul-21	USD 38.65
TRY 35 million Fixed Rate Notes 'Improve the Quality of Life for the People of Africa'	29-May-19	30-Jul-19	30-Jul-21	TRY 35.00
ZAR 500 million Fixed Rate Notes	14-Jun-16	21-Jun-16	01-Aug-21	ZAR 500.00
JPY 100 million Dual Currency Notes	20-Oct-16	14-Nov-16	01-Aug-21	JPY 100.00
JPY 500 million PRDC Notes	14-Jun-01	21-Jun-01	02-Aug-21	JPY 500.00
TRY 8 million Fixed Rate Notes	03-Jul-18	31-Jul-18	02-Aug-21	TRY 8.00
GHS 92 million Zero Coupon Notes	28-Jul-16	04-Aug-16	04-Aug-21	GHS 92.00
IDR 36 billion Fixed Rate Notes	14-Jun-17	08-Aug-17	09-Aug-21	IDR 36,000.00
BRL 4.9 million Fixed Rate Notes	14-Jun-17	08-Aug-17	09-Aug-21	BRL 4.90
MXN 19 million Fixed Rate Notes	28-Jun-17	08-Aug-17	09-Aug-21	MXN 19.00
RUB 60 million Fixed Rate Notes	28-Jun-17	08-Aug-17	09-Aug-21	RUB 60.00
JPY 10 billion one time Callable Notes	26-Jul-01	16-Aug-01	16-Aug-21	JPY 10,000.00
JPY 1 billion PRDC Notes	23-May-01	06-Jun-01	20-Aug-21	JPY 1,000.00
JPY 1 billion Bermuda Callable HRDC Notes	03-Aug-01	23-Aug-01	23-Aug-21	JPY 1,000.00
INR 600 million Fixed Rate Notes	10-Aug-17	23-Aug-17	23-Aug-21	INR 600.00
INR 93 million Fixed Rate Notes 'Improve the Quality of Life for the People of Africa'	23-Jul-18	24-Aug-18	27-Aug-21	INR 93.00
USD 5.5 million BWP FX-Linked Notes	21-Aug-19	06-Aug-19	06-Aug-21	USD 5.50
MXN 20 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	03-Aug-18	06-Sep-18	07-Sep-21	MXN 20.00
ZAR 50 million 'Improve the Quality of the Life for the People of Africa' Fixed Rate Notes	31-Aug-18	10-Sep-18	10-Sep-21	ZAR 50.00
BRL 7.9 million Fixed Rate Notes	20-Jul-17	12-Sep-17	13-Sep-21	BRL 7.90
TRY 85 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	31-Jul-19	12-Sep-19	13-Sep-21	TRY 85.00
INR 87 million 'Improve the Quality of Life for the people of Africa' Fixed Rate Notes	02-Aug-17	14-Sep-17	15-Sep-21	INR 87.00
NZD 70 million Deep Discount Fixed Rate Notes	23-Aug-11	21-Sep-11	21-Sep-21	NZD 70.00
ZAR 600 million Deep Discount Fixed Rate Notes	25-Aug-11	21-Sep-11	21-Sep-21	ZAR 600.00
NGN 3.5 billion FX-Linked Notes	15-Sep-16	22-Sep-16	22-Sep-21	NGN 3,500.00
US$ 1billion Global Bond	16-Sep-14	23-Sep-14	23-Sep-21	USD 1,000.00
INR 96 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	21-Aug-18	27-Sep-18	28-Sep-21	INR 96.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

No call exercise during the Quarter.

2. Attached hereto please find a soft copy of the Bank's financial statement for the period ending 30 September 2021.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer